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Via EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen

Office of Natural Resources

Division of Corporate Finance

Re:	Andeavor Logistics LP

Registration Statement on Form S-4

Filed August 22, 2017

File No. 333-220088

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Filed August 9, 2017

File No. 1-35143

This letter sets forth the responses of Andeavor Logistics LP (“ALLP” or “we”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 15, 2017 (the “Comment Letter”) with respect to ALLP’s Registration Statement on Form S-4 (File No. 333-220088) filed on August 22, 2017 (the “Registration Statement”) and ALLP’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017 (the “Form 10-Q”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. All page references contained in our responses below are to the pages of Amendment No. 1 in the form filed today with the Commission. Capitalized terms used but not defined in this letter have the meanings set forth in Amendment No. 1.

September 19, 2017

Staff Comments

General

1.	Please note that the staff’s comment with regards to your Form 10-Q for the fiscal quarter ended June 30, 2017 will need to be resolved before we will be in a position to declare your registration statement effective. Please also confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comment on the Form 10-Q.

Response: We acknowledge the Staff’s comment on our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017. Refer to our response to comment No. 10 for the enhanced disclosures that will be included on a prospective basis beginning with the Quarterly Report on Form 10-Q for the quarter ended September 30, 2017. Accordingly, we do not intend to amend the Registration Statement with respect to this comment.

Registration Statement on Form S-4

Questions and Answers, page 1

2.	Please include a question and answer regarding Andeavor’s ownership interest in and control of WNRL and Andeavor Logistics LP.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 2 of Amendment No. 1.

The Merger, page 37

Background of the Merger, page 38

3.	We note that “Goldman Sachs discussed potential strategic alternatives for WNRL and ALLP” at the January 20, 2017 meeting of the Andeavor board. Please revise to disclose the strategic alternatives considered and why, as well as when, it was determined not to pursue them.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 39 of Amendment No. 1.

4.	Please revise to explain why ALLP decided to not condition closing on approval of a majority of the public, unaffiliated unitholders of WNRL and why the WNRL GP Conflicts Committee decided to accept that such a vote would not be required.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 43 of Amendment No. 1.

5.	Please name the individuals who participated in each stage of the discussions and negotiations. In that regard, we note references to Andeavor management, representatives of Andeavor and ALLP, and representatives of WNRL.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 39-42 of Amendment No. 1.

Reasons for the Recommendation of the WNRL GP Conflicts Committee, page 45

6.	We note that the WNRL GP Conflicts Committee considered as a positive factor that the merger will be “immediately accretive” to distributions per WNRL common unit and discounted cash flow per WNRL common unit. Please revise to expand on this disclosure.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 46 of Amendment No. 1.

September 19, 2017

Opinion of Financial Advisor to the WNRL GP Conflicts Committee, page 48

7.	Please supplementally provide us with the board books that Citi prepared and presented in connection with the transaction.

Response: The presentation materials prepared by Citi in connection with its opinion, dated August 12, 2017, to the Conflicts Committee of the Board of Directors of Western Refining Logistics GP, LLC summarized under the caption “Opinion of Financial Advisor to the WNRL GP Conflicts Committee” are being provided to the Staff under separate cover by counsel for Citi on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for Citi has requested that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be a part of the Registration Statement, including any amendments thereto. By separate letter, counsel for Citi also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Unaudited Forecasted Financial Information, page 60

8.	Please revise pages 61 and 62 to disclose the material assumptions used to render the forecasted information for WNRL and Andeavor Logistics LP.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 62–63 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements, page 112

Notes to Unaudited Pro Forma Financial Statements, page 118

Note 3 – IDR/GP Transaction, page 121

9.	We note reference is made to a table illustrating the percentage allocations of available cash from operating surplus between the unitholders and ALLP General Partner based on the specified target distribution levels in accordance with the Current ALLP Partnership Agreement. However, it appears this table has been inadvertently excluded. Given the cancellation of the economic interest under the IDR/GP Transaction, tell us the applicability of this table and revise your disclosure, as appropriate.

September 19, 2017

Response: The illustrative table was removed as it is no longer applicable given the cancellation of the incentive distribution rights under the IDR/GP Transaction. We inadvertently left the reference to the deleted table. We acknowledge the Staff’s comment and have revised the Registration Statement to remove the sentences referencing the table accordingly. Please see page 123 of Amendment No. 1.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Operating Metrics, page 17

10.	We note you identify operating metrics that management uses to evaluate performance and compare profitability to other companies. However, the tabular disclosures where each metric is quantified for each period presented does not appear to include information necessary to determine the individual components of each metric without performing additional calculations. Please expand your disclosure to include the amounts used to derive each operating metric presented. As it relates to your Average margin on NGL sales per barrel, tell us in more detail how this metric is calculated, specifically whether it is exclusive of depreciation and amortization. If the metric is exclusive of depreciation and amortization, tell us your consideration of whether this metric is a non-GAAP measure. Refer to SAB Topic 11.B for guidance on the presentation of a figure for income before depreciation.

Response: As the Staff noted, the components and methods of calculating our operating metrics are disclosed on page 17 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 (the “2Q 2017 Form 10-Q”). Our operating metrics are derived using precise calculations of the actual dollar and volumes presented in our results of operations, on an unrounded basis, with no adjustments made to our underlying accounting records. However, the revenue, cost and volumetric information is rounded in our presentation, which may result in certain metrics not being derivable using the amounts disclosed in our filing. Further, we acknowledge that additional information can be disclosed to aid in the derivation of our operating metrics. We will include revised disclosures providing users the means to calculate the volumes portion of each metric (e.g. number of days in the applicable period and the need to multiply by 1,000) and highlight that rounding of dollar and volume information may not permit the precise recalculation of the operating metric disclosed.

Specific to the Staff’s question about the Average margin on natural gas liquid (“NGL”) sales per barrel, we acknowledge this metric excludes depreciation and amortization. Pursuant to SAB Topic 11.B and guidance found in Regulation G, we acknowledge that Average margin on NGL sales per barrel is a non-GAAP measure as the amounts labeled as “cost of sales” or “cost of NGL sales” included in this calculation exclude depreciation and amortization. Accordingly, we will make edits to report this metric as a non-GAAP measure and rename lines such as “cost of sales” or “cost of NGL sales” to “NGL expense (exclusive of items shown separately below)” to avoid confusion with the GAAP term “cost of sales.”

September 19, 2017

The following outlines the changes we propose to make on a prospective basis with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 (changes to amounts and wording included in the 2Q 2017 Form 10-Q are noted in BOLD).

•	Revise “cost of sales” and “cost of NGL sales” naming throughout to reflect “NGL expense (exclusive of items shown separately below)” as shown below to avoid confusion with the GAAP term “cost of sales”:

Renaming of Captions – Condensed Statements of Consolidated Operations

(pg. 3 of 2Q 2017 Form 10-Q)

Revenues
Affiliate
Third-party
Total Revenues
Costs and Expenses
NGL expense (exclusive of items shown separately below)
Operating expenses
General and administrative expenses
Depreciation and amortization expenses
(Gain) loss on asset disposals and impairments
Operating Income
Interest and financing costs, net
Equity in earnings of equity method investments
Other income, net
Net Earnings
Loss attributable to Predecessors
Net Earnings Attributable to Partners
General partner’s interest in net earnings, including incentive distribution rights
Limited Partners’ Interest in Net Earnings
Net Earnings per Limited Partner Unit
Common - basic
Common - diluted

Weighted Average Limited Partner Units Outstanding
Common units - basic
Common units - diluted

Cash Distributions Paid Per Unit

September 19, 2017

Renaming of Captions – Gathering and Processing Segment Operating Results

(pg. 23 of 2Q 2017 Form 10-Q)

Revenues
NGL sales (a)
Gas gathering and processing
Crude oil and water gathering
Pass-thru and other
Total Revenues
Costs and Expenses
NGL expense (exclusive of items shown separately below) (a)
Operating expenses (b)
General and administrative expenses
Depreciation and amortization expenses
Gathering and Processing Segment Operating Income
Rates (c)
Average margin on NGL sales per barrel (a)
Average gas gathering and processing revenue per MMBtu
Average crude oil and water gathering revenue per barrel

(a)	For the 2017 Quarter, we had 20.9 Mbpd of gross NGL sales under POP and keep-whole arrangements. We retained 7.3 Mbpd under these arrangements. The difference between gross sales barrels and barrels retained is reflected in NGL expense resulting from the gross presentation required for the POP arrangements associated with the North Dakota Gathering and Processing Assets.
(b)	Operating expenses include an imbalance settlement gain of $1 million for both the 2017 Quarter and 2016 Quarter, respectively.
(c)	Amounts may not recalculate due to rounding of dollar and volume information.

September 19, 2017

Renaming of Captions – Gathering and Processing Segment Operating Results

(pg. 24 of 2Q 2017 Form 10-Q)

Revenues
NGL sales (a)
Gas gathering and processing
Crude oil and water gathering
Pass-thru and other (b)
Total Revenues
Costs and Expenses
NGL expense (exclusive of items separately shown below) (a)(b)
Operating expenses (c)
General and administrative expenses
Depreciation and amortization expenses
Loss on asset disposals and impairments
Gathering and Processing Segment Operating Income
Rates (d)
Average margin on NGL sales per barrel (a)(b)
Average gas gathering and processing revenue per MMBtu
Average crude oil and water gathering revenue per barrel

(a)	For the 2017 Period, we had 21.0 Mbpd of gross NGL sales under POP and keep-whole arrangements. We retained 7.4 Mbpd under these arrangements. The difference between gross sales barrels and barrels retained is reflected in NGL expense resulting from the gross presentation required for the POP arrangements associated with the North Dakota Gathering and Processing Assets.
(b)	Included in NGL expense for the 2017 Period were approximately $2 million of costs related to crude oil volumes obtained in connection with the North Dakota Gathering and Processing Assets acquisition. The corresponding revenues were recognized in pass-thru and other revenue. As such, the calculation of the average margin on NGL sales per barrel excludes this amount.
(c)	Operating expenses include an imbalance settlement gain of $3 million and $1 million for the 2017 Period and 2016 Period, respectively.
(d)	Amounts may not recalculate due to rounding of dollar and volume information.

•	Update our Operating Metric and Non-GAAP Measure discussion in MD&A (pgs. 17-18 of 2Q 2017 Form 10-Q) to i) reflect Average margin per NGL sales per barrel as a Non-GAAP Measure and ii) include additional information to enable users to recalculate disclosed metrics and measures as outlined above:

OPERATING METRICS

Management utilizes the following operating metrics to evaluate performance and compare profitability to other companies in the industry (amounts may not recalculate due to rounding of dollar and volume information):

~~•~~	~~Average margin on NGL sales per barrel–calculated as the difference between the NGL sales and the costs associated with the NGL sales divided by total NGL sales volumes;~~

September 19, 2017

•	Average gas gathering and processing revenue per Million British thermal units (“MMBtu”)—calculated as total gathering and processing fee-based revenue divided by gas gathering throughput presented in thousands of MMBtu per day (“MMbtu/d”) multiplied by 1,000 and multiplied by the number of days in the period, (91 days for both the 2017 Quarter and 2016 Quarter, 273 days for the 2017 Period and 274 days for the 2016 Period);

•	Average crude oil and water gathering revenue per barrel—calculated as total crude oil and water gathering fee-based revenue divided by crude oil and water gathering throughput presented in thousands of barrels per day (“Mbpd”) multiplied by 1,000 and multiplied by the number of days in the period, as outlined above;

•	Average terminalling revenue per barrel—calculated as total terminalling revenue divided by terminalling throughput presented in Mbpd multiplied by 1,000 and multiplied by the number of days in the period, as outlined above; and

•	Average pipeline transportation revenue per barrel—calculated as total pipeline transportation revenue divided by pipeline transportation throughput presented in Mbpd multiplied by 1,000 and multiplied by the number of days in the period as outlined above.

There are a variety of ways to calculate average revenue per barrel, average margin per barrel and average revenue per MMBtu; other companies may calculate these in different ways.

NON-GAAP MEASURES

As a supplement to our financial information presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), our management uses certain “non-GAAP” measures to analyze our results of operations, assess internal performance against budgeted and forecasted amounts and evaluate future impacts to our financial performance as a result of capital investments, acquisitions, divestitures and other strategic projects. These measures are important factors in assessing our operating results and profitability and include:

•	Financial non-GAAP measure of earnings before interest, income taxes, and depreciation and amortization expenses (“EBITDA”);

•	Liquidity non-GAAP measure of distributable cash flow, which is calculated as U.S. GAAP-based net cash flow from operating activities plus or minus changes in working capital, amounts spent on maintenance capital net of reimbursements and other adjustments not expected to settle in cash; and

•	Operating performance measure of average margin on NGL sales per barrel—calculated as the difference between NGL sales revenues and amounts recognized as NGL expense divided by our NGL sales volumes presented in Mbpd multiplied by 1,000 and multiplied by the number of days in the period as outlined above.

We present these measures because we believe they may help investors, analysts, lenders and ratings agencies analyze our results of operations and liquidity in conjunction with our U.S. GAAP results, including but not limited to:

•	our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

September 19, 2017

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

Management also uses these measures to assess internal performance, and we believe they may provide meaningful supplemental information to the users of our financial statements. Non-GAAP measures have important limitations as analytical tools, because they exclude some, but not all, items that affect net earnings, operating income and net cash from operating activities. These measures should not be considered substitutes for their most directly comparable U.S. GAAP financial measures.

•	Include the required tabular reconciliation of the Average margin on NGL sales per barrel non-GAAP measure, which is illustrated below using the amounts reported for three and six months ended June 30, 2017 and 2016 and will be located directly following our discussion of Non-GAAP Measures in MD&A.

In preparing the reconciliation presented below, we considered the guidance in Regulation G which requires a reconciliation of a non-GAAP measure to start with the most comparable GAAP measure. As the sale of NGLs and related expense results in a margin element being recognized within our operational results, we first considered gross margin as the most comparable measure. However, given we are primarily a service-based business and we manage our business and related segments based on segment operating income and earnings before interest, income taxes, and depreciation and amortization, the level of effort and judgment required to allocate a portion of operating expenses, general and administrative expenses and depreciation and amortization to this component of our business would be unreasonably complex. The NGLs and related products reflected in this metric result from our processing and fractionation services we provide on a much larger scale to customer under fee-based pricing based on volumes processed and fractionated. Costs for these core services along with supporting corporate functions and depreciation and amortization charges are reflected in different lines within our statement of operations. The method allocating portions of these expenses to NGL sales activity would be performed at a process level within each facility. As such, we do not believe an allocation of expense recognized elsewhere in our statement of operations would provide incremental value to the users of our financial statements given the complexity and what may be viewed as arbitrary results. Thus, we are proposing to provide a reconciliation to segment operating income which we believe is a reconciliation within the guidance outlined in Regulation G to the next most comparable GAAP measure that aligns with how we manage our business yet still enables users to understand the margin impact from our sales of NGLs on our gathering and processing segment.

September 19, 2017

Reconciliation of Segment Operating Income to Average Margin on NGL Sales per Barrel	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions, except per barrel amounts)	2017	2016	2017	2016
Segment Operating Income	$51	$55	$113	$119
Add back:
Operating expenses	79	59	156	122
General and administrative expenses	10	9	20	17
Depreciation and amortization expenses	37	26	74	52
Loss on asset disposals and impairments	—	—	—	1
Other commodity expense (a)	—	—	2	—
Subtract:
Gas gathering and processing revenues	(87)	(63)	(167)	(131)
Crude oil gathering revenues	(34)	(32)	(73)	(67)
Pass-thru and other revenues	(31)	(28)	(74)	(60)

Margin on NGL sales	$25	$26	$51	$53

Divided by Total Volumes for the Period:
NGLs sales volumes (Mbpd)	7.3	7.7	7.4	8.1
NGLs sales volumes (Mbpd) x 1000	7,334	7,670	7,355	8,126
Number of days in the period	91	91	181	182

Total volumes for the period	667,391	697,938	1,331,244	1,478,933

Average Margin on NGL Sales per Barrel (b)	$37.45	$37.17	$38.30	$35.54

(a)	Included in the purchases of NGL expense for the six months ended June 30, 2017 were approximately $2 million of costs related to crude oil volumes obtained in connection with the North Dakota Gathering and Processing Assets acquisition. The corresponding revenues were recognized in pass-thru and other revenue. As such, the calculation of the average margin on NGL sales per barrel excludes this amount.
(b)	Amounts may not recalculate due to rounding of dollar and volume information.

September 19, 2017

* * * * *

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ Sean T. Wheeler
Latham & Watkins LLP

Cc:	Gregory J. Goff
President and Chief Executive Officer
Andeavor Logistics LP